UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Bow River Capital Evergreen Private Equity Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Bow River Asset Management LLC

205 Detroit Street, Suite 800

Denver, Colorado 80206

Telephone Number (including area code):

(303) 861-8466

Name and address of agent for service of process:

Jeremy Held

Bow River Asset Management LLC

205 Detroit Street, Suite 800

Denver, Colorado 80206

with a copy to:

Joshua B. Deringer, Esquire

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[x]	Yes	[ ]	No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Denver in the State of Colorado, as of the 30th day of April, 2020.

Bow River Capital Evergreen Private Equity Fund

By:	/s/ Jeremy Held
Name: Jeremy Held
Title:	Initial Trustee

Attest:	/s/ Jane Held
Name: Jane Held